Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of May, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒  Form 40-F ❒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ❒  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

FOR IMMEDIATE RELEASE

GRUPO RADIO CENTRO ANNOUNCES INVESTMENT IN LOS ANGELES RADIO STATION BY AGUIRRE FAMILY

Mexico City, May 13, 2009. Grupo Radio Centro, S.A.B. de C.V. (the "Company") (NYSE: RC, BMV: RCENTRO-A) announced today that certain members of the Aguirre family, who beneficially own 51.6% of the Company, have agreed to purchase a 49% equity stake in Grupo Radio Centro LA, LLC (GRC-LA), a wholly-owned subsidiary of the Company.  The Company will retain the remaining 51% stake in GRC-LA.

The Company recently formed GRC-LA to provide programming to the Los Angeles-based radio station, KMVN-FM, pursuant to a Local Marketing Agreement with Emmis Communications Corporation.  In exchange for their 49% equity stake, the Aguirre family members have agreed to be responsible for 49% of the cost of the Company’s investment in GRC-LA.

In compliance with the Company’s corporate governance practices, this transaction has been approved by the Company’s board of directors following receipt of a favorable opinion of the Company’s corporate practices committee.

*****

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: May 13, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer